SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated June 1, 2004

Nokia Corporation

Nokia House
Keilalahdentie 4
02150 Espoo
Finland

(Name and address of registrant’s principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒	Form 40-F ☐

Enclosures:

Nokia Press Release, may 12, 2004

Nokia Announces Eight New N-Gage Titles for 2004 – 2005

Nokia Press Release, May 27, 2004

Nokia to expand Bharti’s GSM/GPRS/EDGE networks in five circles in an approximately 275 million USD deal

Nokia Press Release, May 31, 2004

Nokia delivers GSM Radio Network enhancement to INDOSAT in Indonesia

Nokia Press Release, May 31, 2004

Nokia 3220 camera phone: Light Fever!

Nokia Announces Eight New N-Gage Titles for 2004 – 2005

Expanding Games Portfolio with Range of Genres and Unique Features

Los Angeles, May 11, 2004 – Nokia today announced eight new titles for its N-Gage platform.  Ranging in genres from driving and sports to strategy and role-playing, these eight titles increase the N-Gage portfolio of offerings for customers, as well as show the advanced technology and benefits of the N-Gage Arena and mobile multiplayer features.  The N-Gage Arena is the worldwide online community for mobile gamers in which members communicate and compete against one another across the globe. The eight new titles are: Civilization®, DRIV3RTM, FIFA 2005, King of Fighters, Glimmerati, Rifts, SSX Out of Bounds and Xanadu Next.

“The past six months have been a crucial time of education for Nokia – in terms of platform and content,” said Ilkka Raiskinen, Senior Vice President, Games Business Unit, Nokia.  “As a result, we are amplifying our content by forming stronger relationships with industry publishers and independent game developers, as well as developing and publishing titles in-house.  Our strong 2004-2005 line-up ranges in genres and offerings, and effectively shows the capabilities of mobile online technology and the N-Gage Arena.”

The new titles and details about the games were announced at a press conference held in Los Angeles earlier today.

•      DRIV3R, the award-winning 3d action driving game from Atari.

•      Civilization, Sid Meier’s strategy masterpiece from Atari.

•      FIFA 2005, EA Sport’s most authentic soccer experience with special N-Gage features.

•      SSX Out of Bounds, EA’s adrenaline-rushing fantasy snowboarding game with nine original tracks for the N-Gage platform

•      Rifts, The highly acclaimed role-playing game from Kevin Siembieda keeps the Rifts experience and adds an original storyline, co-operative multiplayer features via Bluetooth, and head-to-head combat over N-Gage Arena.

•      King of Fighters, The first N-Gage fighting game from Hudson Soft that lets gamers compete for the ultimate fighting title.

•      Xanadu Next, the legendary role-playing game with 3D action from Falcom.

•      Glimmerati, the ultimate glam driving experience from Nokia.

About N-Gage

The N-Gage game deck is an innovative mobile device that is creating an entirely new market for the games industry. Built for active gamers, the N-Gage platform is the first mobile and connected game deck to feature online high-quality 3D multiplayer gameplay over Bluetooth wireless technology and GPRS. The N-Gage device also offers unique online games services as well as a comprehensive and growing games catalogue from the leading game publishers. Nokia is the world leader in mobile communications. Nokia and N-Gage are trademarks or registered trademarks of Nokia Corporation.

Media Enquiries:

Nokia, Multimedia

Communications

Tel: +358 7180 45667

E-mail: press.office@nokia.com

Nokia, Americas

Communications

Tel: +1 972 894 4573

E-mail: n-gage.media@nokia.com

Nokia, Asia Pacific

Communications

Tel: +65 6723 2323

E-mail: communications.apac@nokia.com

www.n-gage.com/press

www.nokia.com

Copyright © 2004 Nokia. All rights reserved. Nokia, N-Gage, N-Gage QD and Glimmerati are trademarks or registered trademarks of Nokia Corporation. Atari, Civilization and DRIV3R are trademarks or registered trademarks of Atari, Inc. or its affiliates.  Used with permission. Bluetooth is a registered trademark of Bluetooth SIG, Inc.  Some features and services are dependent on the network, supported digital content formats, the compatibility of other devices and applications, and other factors. Please refer to the user guide for complete information. RIFTS ® is a registered trademark owned and licensed by Palladium Books, Inc. Copyright © 2004 Palladium Books, Inc. All Rights Reserved. Copyright 2004 Backbone Entertainment.

PRESS RELEASE

May 27, 2004

Nokia to expand Bharti’s GSM/GPRS/EDGE networks in five circles in an approximately 275 million USD deal

Deal includes multiyear service contract for managed services.

Bharti Tele-Ventures, India’s leading telecommunications conglomerate has chosen Nokia to expand its GSM/GPRS network in a deal worth approximately 275 million USD, projected for the next three years for the supply of equipment and managed services. Nokia will supply both core and GSM/EDGE radio network equipment to build or upgrade Bharti’s networks in five “telecom circles” in a deal which includes the full management of Bharti’s network by Nokia. Bharti currently serves more than seven million customers under the brand name AirTel.

Under a two-year agreement, Nokia will supply equipment to modernize AirTel’s existing circles in Mumbai, Maharashtra (including Goa), and Gujarat. Nokia has not previously supplied networks to AirTel in these circles.  In addition, Nokia will deploy new networks for AirTel in Bihar, Jharkhand, and Orissa states.

The deployment will boost network capacity up to five-fold, providing reduced congestion, seamless coverage and enhanced quality across the five circles, including the important commercial hubs of Mumbai, Maharashtra and Gujarat. As part of the contract, Nokia will continuously deliver equipment and services based on Bharti’s capacity requirements, securing a cost-efficient rollout of on-demand capacity.

In addition, Nokia and Bharti have signed a three-year service contract for network deployment, maintenance and managed services in all five circles. As part of this contract, Bharti will outsource its network management and maintenance activities to Nokia, including the transfer of a number of Bharti employees.

“Our agreement with Nokia is a major step forward in aligning the interest of the operator and the vendor partner,” said Mr. Manoj Kohli, President – Mobility, Bharti Tele- Ventures Ltd., announcing the initiative. “This shall enable us to have world class state of art network, wider coverage and significantly improved quality of service on one hand while giving us economies of scale and significantly improved cash flows on the other.”

“Nokia is proud to collaborate with Bharti, India’s leading mobile operator, on this significant network expansion exercise,” said Mr. Ashish Chowdhary, Country Head, India & South Asia, Networks, Nokia. “We feel that this deployment will enable Bharti to offer world-class network quality and services to its end consumers.”

“This deal underscores Nokia’s commitment to India, fulfilling our promise to bring high-quality equipment and advanced services to India’s mobile world,” added Mr. Chowdhary. “And we congratulate Bharti on its innovative approach to the provisioning of mobile services in this country.”

“Managed services are today playing an increasingly important role for operators globally,” said Jyrki Holmala, Vice President & General Manager, Nokia Operations Solutions, Networks, Nokia. “By providing managed services to its customers, Nokia helps operators to achieve further OPEX

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savings and move away from the day-to-day operations of their networks to focus on serving their own customers.”

Nokia will provide installation, system integration and an extensive range of care services including, emergency support, software maintenance and training to maintain the competitiveness of Bharti’s networks. The services will be provided using Nokia NetAct(TM), the only fully-featured, multi-vendor, multi-technology operations support system on a single platform. In addition, Nokia will provide spare part management service for multi-vendor hardware.

In addition to a full GSM/GPRS system, Nokia and AirTel plan to deploy EDGE technology (Enhanced Data Rate for Global Evolution), voice quality enhancers and dual band networks (GSM 900/1800). With EDGE, AirTel customers can experience faster data transfer rates when compared with competing wireless technologies while enjoying the full potential of advanced mobile Internet services such streaming videos and other Internet based multimedia services.

About Nokia

A market leader in the cellular industry in Asia Pacific, Nokia provides innovative, industry leading and market-relevant technology and products to around 20 diverse markets in the region.

Nokia is the world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia is dedicated to enhancing people’s lives and productivity by providing easy-to-use and secure products like mobile phones, and solutions for imaging, games, media, mobile network operators and businesses. Nokia is a broadly held company with listings on five major exchanges.

About Bharti

Bharti Tele-Ventures is India’s leading private sector provider of telecommunications services with an aggregate of 7.6 million customers as of end of April 2004, consisting of over 7 million mobile customers.  The Company today offers mobile services in sixteen out of 23 circles in India. The Company also provides fixed - line services in 5 circles.

The company complements its mobile and fixed-line services with national and international long distance services. The company also has a submarine cable landing station at Chennai, which connects the submarine cable connecting Chennai and Singapore. The company provides reliable end-to-end data and enterprise services including VSAT and Internet services to the corporate customers by leveraging its nationwide fibre optic backbone, last mile connectivity in fixed-line and mobile circles, VSATs, ISP and international bandwidth access through the gateways and landing station. For more information, visit www.bhartiteleventures.com.

Media Enquiries:

Nokia, Networks

Communications

Tel.  + 358 (0) 7180 38198

E-mail: networks.communications@nokia.com

Nokia

Communications

Tel. +358 7180 34900

E-mail: press.office@nokia.com

www.nokia.com

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PRESS RELEASE

May 31, 2004

Nokia delivers GSM Radio Network enhancement to INDOSAT in Indonesia

Nokia has signed a deal for the upgrade and expansion of INDOSAT GSM network in Indonesia valued at USD 50 million. This agreement will enhance service coverage, capacity and quality for its GSM network in East Java.

The Phase 1 project has been completed and the implementation of Phase 2 expansion has begun. Based on regular monitoring on the network performance & quality, significant improvements have been achieved in terms of coverage and quality of the East Java BSS network. This has resulted in significant increase in network utilization/traffic.

Nokia will supply the full range of GSM network equipment, including Nokia Ultrasite Base Stations and Nokia Base Station Controller BSC3i.  An industry-leading product, Nokia UltraSite can support GSM/EDGE, High Speed Data, GPRS, and WCDMA for 3G technologies.

In addition, Nokia is providing rollout planning and network optimization to enhance the network quality, implementation of both indoor and outdoor solutions, logistics services as well as training to realize the full potential of personnel resources in accordance with technology shifts and market needs. The services will be provided using Nokia NetAct™, the only fully-featured, multi-vendor, multi-technology operations support system on a single platform.

“We’re very pleased to enter into cooperation with Indosat, one of the biggest operators in Indonesia, a market with tremendous growth potential. This is an important step for both Indosat and Nokia as it will allow Indosat to fully benefit from Nokia’s leadership in the wireless communication market, while allowing Nokia to position it’s leading products in the East Java market,” says John Stefanac, Vice President, Networks, Nokia.

“Our leading edge GSM system equipment will provide Indosat with a solution that supports the evolution to future GSM technologies and services, such as EDGE, while immediately improving the quality and coverage of Indosat existing voice and GPRS based data services in East Java,” he adds.

Nokia is the world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia is dedicated to enhancing people’s lives and productivity by providing easy-to-use and secure products like mobile phones, and solutions for imaging, games, media, mobile network operators and businesses. Nokia is a broadly held company with listings on five major exchanges.

Media Enquiries:

Nokia, Networks

Communications

Tel: + 358 7180 38198

Email: networks.communications@nokia.com

Nokia

Communications

Tel. +358 7180 34900

Email: press.office@nokia.com

www.nokia.com

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PRESS RELEASE

May 31, 2004

Nokia 3220 camera phone: Light Fever!

Glowing grips and Light Messaging highlight camera phone

With a burst of rhythmic, flashing lights, the Nokia 3220 camera phone, signaled its arrival – and an innovative way to communicate with friends in a crowd. Unveiled today at Nokia Totally Board in Thessaloniki, Greece, the Nokia 3220 is highlighted by transparent Nokia Xpress-On™ grips, which pulsate with light effects to indicate calls, messages, and in sync with the beat of ringtones.  Self-styled cut-out covers and mobile themes, including ringtones, wallpapers, color schemes and light sequences, make personalization simple and fun.  Best of all, the Nokia 3220 comes with a “lite” sales tag with an unsubsidized retail price estimated to start around 250 EUR.

From the company that pioneered text messaging, picture messaging and multimedia messaging, comes new innovation – Light Messaging. By waving the Nokia 3220 from side to side, the LED lights of the Nokia Xpress-on™ Fun Shell light up to “write” a message that appears to float in mid-air. Exchanging messages across a crowded room or at open-air concerts will never be the same.

How’s your tribe? Someone need voting off? The Nokia 3220 puts your “survivor” skills to the test with the first mobile game of the popular television series Survivor. Control characters. Create alliances. Vote off rivals. Compete against others to be the last one standing! Compelling mobile games, applications and services, including Survivor, can be purchased at www.nokia.com/shop*.

For a different twist, use your Nokia 3220 as a joystick in the motion games that complement the Nokia Xpress-on™Fun Shell.  Literally jump into the action by tilting the phone to move characters through a series of challenges and tests. Two motion games are included: SwampRacer, a high-octane airboat racing game, and AirExpress, where you fly freely around an exotic archipelago world.

What’s the point in experiencing real-life adventures when you can’t share them? With a built-in VGA camera you can send pics and videos using multimedia messaging service (MMS)**.  Photos and short videos are easily stored on the Nokia 3220 phone so you can carry those summer memories with you all year.

For glowing personalities who enjoy being the life of the party, the Nokia 3220 answers the call.

The Nokia 3220 is a tri-band camera phone that will be available in two versions: a GSM 900/1800/1900 primarily for the European and Asian markets, and a GSM 850/1800/1900 primarily for the Americas. Shipments are expected to start in summer 2004.

About Nokia

Nokia is the world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia is dedicated to enhancing people’s lives and productivity by providing easy-to-use and secure products like mobile phones, and solutions for imaging, games, media, mobile network operators and businesses. Nokia is a broadly held company with listings on five major exchanges.

Editors Note:

- Images can be downloaded from www.nokia.com/press. Technical specifications of the Nokia 3220 can be found at www.nokia.com/3220.

* The Survivor mobile game will be available for download in Europe, Middle East, Africa and Asia Pacific markets only.

** Please note that the MMS-related services are dependent on the network as well as the compatibility of the devices used and the content formats supported.

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Media enquiries:

Nokia, Mobile Phones

Communications

Tel: +358 7180 45613

Nokia

Communications

Tel: +358 7180 34900

e-mail: press.office@nokia.com

www.nokia.com

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 1, 2004	Nokia Corporation

	By:	/s/ Ursula Ranin
		Name:	Ursula Ranin
		Title:	Vice President, General Counsel